 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________________
FORM SD
Specialized Disclosure Report
 _____________________________________________
Commission File Number 0-28564
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QIAGEN N.V.
(Exact name of Registrant as specified in its charter)
n/a
(Translation of Registrant’s name in English)
The Netherlands
(Jurisdiction of incorporation or organization)
Hulsterweg 82
5912 PL Venlo
The Netherlands
011-31-77-355-6600
(Address of principal executive offices)
_____________________________________________
Roland Sackers, Tel: 011-31-77-355-6600, Fax: 011-31-77-355-6658
QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, The Netherlands
( Name and telephone number, including area code, of the person to contact in connection with this report.)
____________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

QIAGEN N.V. (the “Company”) has evaluated its product offerings for the calendar year ended December 31, 2016 and determined that certain “conflict minerals” are necessary to the functionality or production of certain instrumentation products it manufactures or contracts to manufacture. After conducting a reasonable country of origin inquiry (“RCOI”) with the suppliers of certain components used in these products, the Company has concluded that its products are “DRC conflict free” as further described below. The determination of the conflict minerals status of its products is also posted on its website: http://www.qiagen.com/about-us/investors/financial-information/financial-reports/other-reports/ under the heading “Conflict Minerals Disclosure.”
Conflict Minerals Disclosure

The Company performed a comprehensive analysis of its automation and instrumentation components and identified all suppliers of the components that may contain “conflict minerals” which are columbite-tantalite, cassiterite, gold, wolframite, and their derivatives, which are limited to tin, tungsten and tantalum. The Company defined the scope of its RCOI to include all 28 of these suppliers. The Company began its conflict minerals inquiries to these suppliers in the third quarter of 2016 and received responses from the suppliers which were either provided on company letterhead or used standard conflict minerals reporting templates established by the Electronic Industry Citizenship Coalition (EICC). The Company conducted its RCOI in good faith and believes that its inquiry was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or any adjoining country (the “DRC”). In conducting this inquiry, the Company relied on the suppliers’ responses about the source of conflict minerals contained in the components supplied to it. These direct suppliers to the Company are similarly reliant upon information provided by their suppliers.

The Company received responses to its request for information from all suppliers within the scope of the RCOI. Of these 28 responses, 28 confirmed that the products they supply to the Company are either DRC conflict free or they are not aware of any non-compliance in their supply base.

Based on the RCOI, the Company has no indication that any conflict minerals used in its products in the calendar year ended December 31, 2016 originated in the DRC. Further, based on the Company’s knowledge to date, it has no reason to believe that the conflict minerals in its products originated in the DRC. Accordingly, the Company has determined that as of December 31, 2016, its products are DRC conflict free.
Item 1.02 Exhibit
Not applicable.

Section 2 - Exhibits
Item 2.01 Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	April 24, 2017